Exhibit (a)(28)
Cadbury Announces Excellent 2009 Performance and Reiterates Rejection of the Kraft Offer as Fundamentally Undervaluing the Company
Dear Shareholder,
On 12 January 2010, we contacted you to let you know that the Board of Cadbury plc (“Cadbury”) had published its second response document (the “Response Document”) following the offer (the “Offer”) posted by Kraft Foods Inc. (“Kraft”) on 4 December 2009.
On 14 January 2010, in order to provide shareholders with the most current information, we released a revised version of the Response Document which now includes details of our 2009 performance with commentary.
The press announcements and the updated Response Document dated 14 January 2010 can be found on the Cadbury website at www.cadburyinvestors.com/cadbury_event/
If you have any questions relating to the Offer, please contact the shareholder helpline on:
UK or European investors: 00 800 5464 5464
US retail investors: 1 (800) 859 8508
Worldwide investors: +1 (718) 439 2246
The helpline is open between 9.00 a.m. and 6.00 p.m. (UK time). You should be aware that the helpline cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.
For and on behalf of
Cadbury plc

Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury ordinary shares and Cadbury American Depositary Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information.
Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s Company Secretary at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.